15026097

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 68753

SEC MAIL PROCESSING SECTION
RECEIVED
APR 06 2015
WASHINGTON, D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Corestone Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 E. Lancaster Avenue, Suite 110
(No. and Street)

Radnor (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Lutz (484) 866-8340
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP
(Name – *if individual, state last, first, middle name*)

1835 Market Street, 26th Floor (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Lutz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corestone Distributors, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 3/30/15

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
JAMAAL K BURCHER
Notary Public
RADNOR TWP, DELAWARE COUNTY
My Commission Expires Oct 7, 2018

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Financial Condition.
- ☒ (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (h) Computation of Net Capital.
- ☒ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (j) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☒ (n) A Copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (p) Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.
- ☒ (q) Rule 15c3-3 exemption report

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORESTONE DISTRIBUTORS, LLC

CONTENTS

BBD
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Corestone Distributors, LLC

We have audited the accompanying financial statements of Corestone Distributors, LLC (the "***Company***"), a Limited Liability Company, which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Corestone Distributors, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary schedules titled Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BBD, LLP

BBD, LLP

Philadelphia, Pennsylvania
February 27, 2015

CORESTONE DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS	
Cash and cash equivalents	$41,836
Prepaid expenses	10,671
Total assets	$52,507

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses	$17,588
MEMBER'S EQUITY	34,919
Total liabilities and member's equity	$52,507

See accompanying notes

CORESTONE DISTRIBUTORS, LLC

STATEMENT OF INCOME

Year ended December 31, 2014

REVENUE	
Marketing fee and reimbursement income	$2,075,000
EXPENSES	
Commissions paid to registered representatives	1,874,312
Travel expense	52,733
Professional fees	68,291
Rent	18,000
Regulatory fees and expenses	12,397
Other operating expenses	47,769
Total expenses	2,073,502
NET INCOME	$ 1,498

See accompanying notes

CORESTONE DISTRIBUTORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2014

BALANCE, beginning of year	$33,421
Net Income	1,498
BALANCE, end of year	$34,919

See accompanying notes

CORESTONE DISTRIBUTORS, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,498
Adjustments to reconcile net income to net cash used in operating activities	
Increase in	
Prepaid expenses	(180)
Decrease in	
Accrued expenses	(12,739)
Net cash used in operating activities and net decrease in cash and cash equivalents	(11,421)
CASH AND CASH EQUIVALENTS	
Beginning of year	53,257
End of year	$ 41,836

See accompanying notes

(1) ORGANIZATION AND NATURE OF BUSINESS

Corestone Distributors, LLC (the ***"Company"***), a Delaware Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (***"FINRA"***). All of the member's equity of the Company is owned by Corestone Group, LLC (***"Group"***), a single member Delaware Limited Liability Company that in turn has all of its member's equity owned by Corestone Holdings, LLC (***"Holdings"***), a Delaware Limited Liability Company owned by two individuals. The Company commenced operations on August 8, 2011.

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) under the provisions of its subparagraph (k)(2)(i), in that the Company does not hold funds or securities for customers.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company maintains its cash in an account at a regional bank which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on its cash deposits.

Related Party

The Company has a Placement and Marketing Agreement (the ***"Marketing Agreement"***) with Definitive Capital Management, L.P. (***"Definitive"***), a registered investment adviser under the Investment Advisors Act of 1940, affiliated with the Company through common ownership. The Marketing Agreement provides the Company shall be engaged in providing certain placement and marketing services in connection with the offering and sale of shares or interests of private investment vehicles and managed investment accounts managed by Definitive. In exchange for services provided, the Company shall receive a Marketing Fee, as defined in the Marketing Agreement.

The Company also has a Management and Expense Sharing Agreement (the ***"Expense Agreement"***) with Definitive. This Expense Agreement obligates Definitive to cover all reasonable operating expenses incurred by the Company as is necessary or appropriate to carry on its activities. In addition, under the Expense Agreement, Definitive provides the Company with all equipment, furniture, utilities, facilities and administrative support necessary to carry on its activities. Under the Expense Agreement, certain expenses of the Company are directly paid by the Company and the Company is then reimbursed by Definitive. These reimbursements are included in Marketing fee and reimbursement income in the Statement of Income.

All Marketing fee and reimbursement income as disclosed on the Statement of Income was received from Definitive.

Income and Expense Recognition

Marketing fee and reimbursement income earned under the Marketing Agreement and Expense Agreement is accrued as earned. Expenses are accrued as incurred.

Commissions

Commissions are paid to registered representatives for performing marketing services. The commissions are based on a percentage of management fees paid to Definitive by an introduced investor pursuant to Service Agreements with each registered representative.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (***"GAAP"***) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As a single member Limited Liability Company, the Company is not subject to federal, state or local taxation. Rather, its taxable income is consolidated with the taxable income and/or loss of Group and Holdings and is reported by the members of Holdings on their personal income tax returns.

The Company follows the provisions in GAAP that provide guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing an entity's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a "more-likely-than-not" threshold would be recorded as a tax expense.

The Company has reviewed all taxable years that are open for examination by the taxing authorities of all relevant jurisdictions (including the Internal Revenue Service and Pennsylvania). As part of this review, the Company has evaluated all of its tax positions, including the position that it is not subject to an entity level income tax, and has determined that none of them are uncertain. As of December 31, 2014, the tax filings of Holding's members for the tax years ended December 31, 2011 through 2013 remain open. No examination of Holding's or its members' tax filings has been initiated by any relevant taxing authority.

The Company is subject to a tax on its gross receipts imposed by its local jurisdiction. For the year ended December 31, 2014, the Company incurred $6,085 in gross receipts taxes. Such amount is included in other operating expenses in the Statement of Income.

(3) NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $24,248, which was $19,248 above the net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .7253 to 1 at December 31, 2014.

(4) CONCENTRATION OF CREDIT RISK

The Company's only source of revenue is from an affiliated registered investment advisor, Definitive. If Definitive were unable to meet its contractual obligations under the Marketing Agreement and the Expense Agreement as discussed in Note 2, the Company would have no source of revenue. Management believes the potential for default by Definitive is minimal.

(5) OFF-BALANCE-SHEET CREDIT RISK

The Company does not believe it has any off-balance sheet risk.

(6) CONTINGENCIES AND COMMITMENTS

The Company has executed a sublease in conjunction with Definitive. The term of the sublease ends July 31, 2020. Under the terms of the Expense Agreement, the Company pays Definitive $1,500 per month in rent expense. Rent expense was $18,000 for the year ended December 31, 2014. Future minimum lease payments under the sublease and Expense Agreement are as follows:

2015	$18,000
2016	18,000
2017	18,000
2018	18,000
2019 and thereafter	28,500
	$100,500

In the normal course of business, the Company enters into a variety of undertakings that may expose the Company to some risk of loss. The amount of future loss, if any, arising from such undertakings, while not quantifiable, is not expected to be significant.

(7) SUBSEQUENT EVENTS

Management has evaluated subsequent events through to the date of the Company's financial statement issuance. No material events have occurred through such date.

CORESTONE DISTRIBUTORS, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2014 **Schedule I**

Total member's equity from statement of financial condition	$34,919
Less: Non-allowable assets	
Prepaid expenses	(10,671)
Net capital	$24,248
Total aggregate indebtedness	$17,588
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$5,000
Net capital in excess of minimum requirement	$19,248
Ratio of aggregate indebtedness to net capital	0.7253 to 1

Note: No material differences exist between the above computation and the computation included in the Company's corresponding unaudited FOCUS Report (Form X-17A-5 Part IIA) filing as of December 31, 2014, filed on January 15, 2015.

1. **Computation for determination of reserve requirements under Rule 15c3-3**
   The Company operates under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3.

2. **Information relating to the possession or control requirements under SEC Rule 15c3-3**
   The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2014.

BBD

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
of Corestone Distributors, LLC

We have reviewed management's statement, included in the accompanying Rule 15c3-3 Exemption Report under which (1) Corestone Distributors, LLC (the ***"Company"***) identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (paragraph (k)(2)(i)) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statement.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statement. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referred to above for it to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BBD, LLP

BBD, LLP

Philadelphia, Pennsylvania
February 27, 2015

CORESTONE DISTRIBUTORS, LLC

Rule 15c3-3 Exemption Report

For the year ended December 31, 2014

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i). The Company does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of the Company, it is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2014 without exception.

Andrew Lutz, President

BBD

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Managing Member of
Corestone Distributors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (***"SIPC"***) for the fiscal year ended December 31, 2014, which were agreed to by Corestone Distributors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Corestone Distributors, LLC's compliance with the applicable instructions of the Form SIPC-7. Corestone Distributors, LLC's management is responsible for Corestone Distributors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement entries from checking account statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

Philadelphia, Pennsylvania
February 27, 2015